SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-3)
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
(AMENDMENT NO. 3)
Mountain Valley Bancshares Inc.
(Name of Issuer)
Mountain Valley Bancshares, Inc.

R. Keith Alexander	John Clifford Cox, Sr.
Donald E. Allison	Marc J. Greene
B. David Barrett	Rachel Marshall
C. Lamar Black	Aubrey H. McIntyre
E. Ray Black, Sr.	June W. Parks
Joel R. Campbell	R. Gerald Sims
(Names of Person(s) Filing Statement)
Common Stock, no par value
(Title of Class of Securities)
62430P 20 3
(CUSIP Number of Class of Securities)
Marc J. Greene
President and CEO
Mountain Valley Bancshares, Inc.
136 North Main Street
Cleveland, Georgia 30528
(770) 486-2000
(Name, address, and telephone numbers of
person authorized to receive notices
and communications on behalf of filing
persons)
Copy To:
Michael P. Marshall, Jr., Esq.
Miller & Martin PLLC
1170 Peachtree Street, N.E.,
Suite 800
Atlanta, GA 30309-7649
(404) 962-6442

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$4,351,600	$171.02

*	For purposes of calculating the fee only. This amount assumes 430,000 shares of common stock of the subject company will be exchanged for 430,000 shares of Class A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of March 31, 2008, which was $10.12 per share. Pursuant to Fee Rate Advisory #6 for Fiscal Year 2008 the amount of the filing fee was calculated based on a rate equal to $39.30 per million dollars. The filing fee was previously paid with the original filing.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$171.02
Filing Party:	Mountain Valley Bancshares, Inc.
Form or Registration No.:	Schedule 13E-3
Date Filed:	August 8, 2008
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with amendments to the articles of incorporation of Mountain Valley Bancshares, Inc. (“Mountain Valley” or the “Company”), which collectively provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of fewer than 2,001 shares into the Company’s Class A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend its obligation to file reports under Section 15(d) of the Exchange Act. A copy of the Articles of Amendment containing the proposed amendments is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule. The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the proposed amendments.
All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.  Summary Term Sheet
The Information set forth in Exhibit 1 under the caption “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING” is incorporated herein by reference.
Item 2.  Subject Company Information
The required information is incorporated by reference to the caption to the Notice of Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “DESCRIPTION OF CAPITAL STOCK — Common Stock” and “MARKET PRICE OF MOUNTAIN VALLEY BANCSHARES, INC. COMMON STOCK AND DIVIDEND INFORMATION.” The Telephone number is (706) 348-6622.
Item 3.  Identity and Background of Filing Person
The information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “IDENTITY AND BACKGROUND OF FILING PERSONS.”

Item 4.   Terms of the Transaction
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Overview of the Amendments to our Articles of Incorporation and the Reclassification, — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, — Our Position as to the Fairness of the Reclassification, — Purpose and Structure of the Reclassification, — Effects of the Reclassification on Mountain Valley Bancshares, — Effects of the Reclassification on Shareholders of Mountain Valley Bancshares, — Material Federal Income Tax Consequences of the Reclassification, — Dissenters’ Rights, and - Accounting Treatment,” “DESCRIPTION OF CAPITAL STOCK — Common Stock, — Preferred Stock, and — Class A Preferred Stock” and “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING.”
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
The required information is incorporated herein by reference to the section of Exhibit 1 entitled “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”
Item 6.   Purposes of the Transaction and Plans or Proposals

The required information is incorporated herein by reference to the Sections of Exhibit 1 entitled “SPECIAL FACTORS — Effects of the Reclassification on Mountain Valley Bancshares, and Plans and Proposals.”
Item 7. Purposes, Alternatives, Reasons and Effects in a Going Private Transaction
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Overview of the Amendments to our Articles of Incorporation and the Reclassification, — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, — Our Position as to the Fairness of the Reclassification, — Purpose and Structure of the Reclassification, — Effects of the Reclassification on Mountain Valley Bancshares, — Effects of the Reclassification on Shareholders of Mountain Valley Bancshares, and — Material Federal Income Tax Consequences of the Reclassification.
Item 8. Fairness of the Going Private Transaction
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Overview of the Amendments to our Articles of Incorporation and the Reclassification, — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, — Our Position as to the Fairness of the Reclassification.
Item 9. Reports, Opinions, Appraisals and Negotiations
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Overview of the Amendments to our Articles of Incorporation and the Reclassification, — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, — Our Position as to the Fairness of the Reclassification. and “OTHER MATTERS — Reports, Opinions, Appraisals and Negotiations.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.
Item 10. Source and Amount of Funds or Other Consideration
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL MATTERS — Financing of the Reclassification and — Fees and Expenses.”

Item 11. Interest in Securities of the Subject Company
The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”
Item 12. The Solicitation or Recommendation
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation.
Item 13. Financial Statements
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)” and “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”
Item 14. Persons/Assets Retained, Employed, Compensated or Used
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING.”
Item 15. Additional Information
The information contained in the Proxy Statement, including any appendices or exhibits thereto, is incorporated herein by reference.
Item 16. Exhibits
(a)	Definitive Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on December 12, 2008 (incorporated by reference to the Proxy Statement filed with the Commission by the Company on December 12, 2008).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 12, 2008

MOUNTAIN VALLEY BANCSHARES, INC.
By:	/s/ Marc J. Green
Marc J. Greene, Chief Executive Officer

Date: December 12, 2008

*
R. Keith Alexander

*
Donald E. Allison

*
B. David Barrett

*
C. Lamar Black

*
E. Ray Black, Sr.

*
Joel R. Campbell

*
John Clifford Cox, Sr.

*
Marc J. Greene

*
Rachel Marshall

*
Aubrey H. McIntrye

*
June W. Parks

*
R. Gerald Sims

*  By: /s/ Marc J. Greene, as Attorney-in-fact.

EXHIBIT INDEX
1.	Definitive Proxy Statement, notice of Special Meeting and related cover letter (incorporated by reference to the definitive proxy statement related to this transaction filed under cover of Schedule 14A (File No. 000-53196).